

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Chip Patterson
Mackenzie Capital Management, LP
1640 School Street
Moraga CA 94556

>   **Re: Dividend Capital Total Realty Trust, Inc.**
>   **Schedule TO-T filed March 23, 2012 by MPF Northstar Fund 2 LP, MPF**
>   **Income Fund 26, LLC, et. al**
>   **File No.5-85609**

Dear Mr. Patterson:

      The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

      In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T – Offer to Purchase

General

1. This is now the third partial tender offer you have conducted in the last year for these Shares. Each of your offers was conducted at successively higher prices and each successive offer began shortly after the offer before ended. While these offer materials and those used in your prior offers generally referenced the fact that you might make additional purchases in the future, we believe, given your course of conduct, that you must prominently and specifically disclose your past offers (including timing and price) and the circumstances under which you will make additional offers for these Shares after this one. See our prior comment letter dated October 7, 2011 regarding the same point.

We do not believe the language that currently appears under "Future Plans" in Section 8 of the Offer to Purchase is helpful in this regard. The disclosure about prior offers under "Establishment of the Offer Price" is not prominent and does not address the future plans issue referenced above. Please revise. In future, please include a prominent reference to this information at the forepart of your disclosure document.

Summary Term Sheet – What are the Class and Amounts of Securities Sought in the Offer?

2.   Clarify the reference to "Class A" Shares here.

3.   See our last comment above. Clarify the reference to the "anticipated upcoming offering." We note the reference to a "Proposed NAV Offering" on page 28 of Dividend Capital's most recent Form 10-K filed on March 21, 2012. Is this what you are referring to?

Establishment of the Offer Price

4.   You disclose here that you purchased Shares at prices between $4-$6 "through individual contracts." Specify when these purchases occurred, and the number of Shares purchased at prices in excess of the current offer price.

5.   Please reference the recent issuer tender offer by Dividend Capital at $6 per shares, conducted in the fall of last year in response to your last tender offer.

Withdrawal Rights

6.   You state that tendering shareholders may check an "all or none box" on the assignment form indicating that they only wish to sell any of their Shares if they will be able to sell all of their Shares. In the event that the offer is prorated and this box has been checked, tendering holders will be deemed to have automatically withdrawn their Shares. In your response letter, explain how this is consistent with the pro ration requirements in Rule 14d-8. We may have additional comments.

Miscellaneous

7.   While you are not required to disseminate the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. I f you are aware of a specific jurisdiction outside the United States from which you believe offer participation would be prohibited, please call us to discuss. See guidance in Release No. 33-8957 (September 19, 2008). Please revise.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions